UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42701

Jyong Biotech Ltd.

23F-3, No. 95, Section 1, Xintai 5th Road,
Xizhi District, New Taipei City,
Taiwan, 221

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On June 16, 2026, Jyong Biotech Ltd, a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Joseph Stone Capital, LLC, as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) of an aggregate of 2,666,667 of the Company’s ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), at a public offering price of $7.50 per share. In addition, the Company has granted the Underwriters a 45-day option to purchase up to an additional 400,000 Ordinary Shares at the public offering price, less the underwriting discount.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-277725), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 7, 2024, which was declared effective by the SEC on June 16, 2025. The Ordinary Shares were previously approved for listing on The Nasdaq Global Market and commenced trading under the ticker symbol “MENS” on June 17, 2025. On June 18, 2025, the Company closed the Offering. The total proceeds to the Company from the Offering, before deducting discounts, expenses allowance and expenses, were approximately $20,000,000. A final prospectus relating to this Offering was filed with the Commission on June 18, 2025.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On June 16, 2025, the Company issued a press release furnished herein as Exhibit 99.1 announcing the pricing of the Offering. On June 18, 2025, the Company issued a press release furnished herein as Exhibit 99.2, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated June 16, 2025, between the Company and Joseph Stone Capital, LLC
99.1	Press Release on Pricing of the Company’s Initial Public offering
99.2	Press Release on Closing of the Company’s Initial Public offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jyong Biotech Ltd.

Date: June 18, 2025	By:	/s/ Fu-Feng Kuo
	Name:	Fu-Feng Kuo
	Title:	Chief Executive Officer

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